UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Hailiang Education Group Inc.

(Name of Issuer)

ordinary shares, par value $0.0001 per share**

American depositary shares, each representing sixteen ordinary shares

(Title of Class of Securities)

40522L108***

(CUSIP Number)

Mr. Hailiang Feng

Jet Victory International Limited

Brilliant One Development Limited

Fame Best International Limited

Gain Success Group Limited

1508 Binsheng Road, Binjiang District,

Hangzhou City, Zhejiang 310051 People’s Republic of China

(+86-571) 58121974

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D constitutes an initial Schedule 13D filed jointly by Mr. Hailiang Feng, Jet Victory International Limited, Brilliant One Development Limited, Fame Best International Limited, and Gain Success Group Limited, with respect to ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) of Hailiang Education Group Inc., a Cayman Islands company (the “Company”).

** Not for trading, but only in connection with the registration of American Depositary Shares, each representing sixteen ordinary shares, par value $0.0001 per share.

*** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing sixteen ordinary shares, par value $0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 40522L108

(1)	Names of Reporting Persons. Hailiang Feng
(2)	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 360,000,000 (see Item 5)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 360,000,000 (see Item 5)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 360,000,000* (see Item 5)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 87.28%** (see Item 5)
(14)	Type of Reporting Person (See Instructions) IN

*	Consists of: (i) 223,200,000 Ordinary Shares held by Jet Victory International Limited; (ii) 100,800,000 Ordinary Shares held by Brilliant One Development Limited; (iii) 18,000,000 Ordinary Shares held by Fame Best International Limited; and (iv) 18,000,000 Ordinary Shares held by Gain Success Group Limited. See Item 5.

**	Percentage calculated based on 412,450,256 Ordinary Shares deemed to be outstanding with respect to the reporting person as of November 5, 2021, as reported in the Form 20-F for the year ended June 30, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 12, 2021 (“Form 20-F”). The voting power of the Ordinary Shares beneficially owned by the reporting person represents approximately 87.28% of the aggregate the voting power of the Company. See Item 5.

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Jet Victory International Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(6)	SOLE VOTING POWER 223,200,000 ordinary shares
	(7)	SHARED VOTING POWER 0
	(8)	SOLE DISPOSITIVE POWER 223,200,000 ordinary shares
	(9)	SHARED DISPOSITIVE POWER 0

(10)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,200,000 ordinary shares
(11)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(12)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.12%*
(13)	TYPE OF REPORTING PERSON CO

*	Percentage calculated based on 412,450,256 Ordinary Shares deemed to be outstanding with respect to the reporting person as of November 5, 2021, as reported in the Form 20-F. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 54.12% of the aggregate the voting power of the Company. See Item 5.

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Brilliant One Development Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(6)	SOLE VOTING POWER 100,800,000 ordinary shares
	(7)	SHARED VOTING POWER 0
	(8)	SOLE DISPOSITIVE POWER 100,800,000 ordinary shares
	(9)	SHARED DISPOSITIVE POWER 0

(10)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,800,000 ordinary shares
(11)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(12)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.44%*
(13)	TYPE OF REPORTING PERSON* CO

*	Percentage calculated based on 412,450,256 Ordinary Shares deemed to be outstanding with respect to the reporting person as of November 5, 2021, as reported in the Form 20-F. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 24.44% of the aggregate the voting power of the Company. See Item 5.

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Fame Best International Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(6)	SOLE VOTING POWER 18,000,000 ordinary shares
	(7)	SHARED VOTING POWER 0
	(8)	SOLE DISPOSITIVE POWER 18,000,000 ordinary shares
	(9)	SHARED DISPOSITIVE POWER 0

(10)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000 ordinary shares
(11)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(12)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.36%*
(13)	TYPE OF REPORTING PERSON* CO

*	Percentage calculated based on 412,450,256 ordinary shares deemed to be outstanding with respect to the reporting person as of November 5, 2021, as reported in the Form 20-F. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 4.36% of the aggregate the voting power of the Company. See Item 5.

CUSIP NO.: 40522L 108

(1)	NAME OF REPORTING PERSONS Gain Success Group Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(6)	SOLE VOTING POWER 18,000,000 ordinary shares
	(7)	SHARED VOTING POWER 0
	(8)	SOLE DISPOSITIVE POWER 18,000,000 ordinary shares
	(9)	SHARED DISPOSITIVE POWER 0

(10)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000 ordinary shares
(11)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(12)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.36%*
(13)	TYPE OF REPORTING PERSON* CO

*	Percentage calculated based on 412,450,256 ordinary shares deemed to be outstanding with respect to the reporting person as of November 5, 2021, as reported in the Form 20-F. The voting power of the ordinary shares beneficially owned by the reporting person represents approximately 4.36% of the aggregate the voting power of the Company. See Item 5.

Item 1. Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates are the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, each representing sixteen Ordinary Shares, of Hailiang Education Group Inc., a company incorporated under the laws of the Cayman Islands (the “Company”), whose principal executive offices are located at 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang 310051, People’s Republic of China.

The Company’s ADSs, evidenced by American Depositary Receipts, each representing sixteen Ordinary Shares, are listed on the Nasdaq Global Market under the symbol “HLG.”

Item 2. Identity and Background.

This Statement is being jointly filed by Mr. Hailiang Feng (“Mr. Feng”), Jet Victory International Limited (“Jet Victory”), Brilliant One Development Limited (“Brilliant One”), Fame Best International Limited (“Fame Best”) and Gain Success Group Limited (“Gain Success” and, together with Mr. Feng, Jet Victory, Brilliant One and Fame Best, collectively the “Reporting Persons”).

(a)—(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Mr. Feng is founder and ultimate controlling shareholder of the Company and is a citizen of the People’s Republic of China. His principal occupation is president of Hailiang Mingde Institute. The business address of Mr. Feng is c/o 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang 310051, People’s Republic of China.

Jet Victory is an investment holding vehicle and a company organized and existing under the law of British Virgin Islands (“BVI”), wholly-owned by Jet Victory Group Limited, a BVI company wholly owned by Jet Victory Holdings Limited, a BVI company that is wholly owned by an irrevocable trust controlled by Mr. Feng, the settlor of the trust. The principal business address of Jet Victory is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Brilliant One is an investment holding vehicle and a company organized and existing under the BVI law, wholly owned by Hailiang Group Co. Ltd. (“Hailiang Group”). As of the date of the Form 20-F, Hailiang Group is controlled by Mr. Feng and is held 43.6% by Mr. Feng, 40.3% by Ningbo Zhetao Investment Holdings Co., Ltd. and 9.3% by Ningbo Dunshi Investment Co., Ltd. Ningbo Zhetao Investment Holdings Co., Ltd. is controlled by Mr. Feng and is held 58.8% by Mr. Feng and 31.6% by Beize Group. Beize Group is controlled by Mr. Feng and is held 99.8% by Mr. Feng and 0.2% by his brother-in-law. Ningbo Dunshi Investment Co., Ltd. is controlled by Mr. Feng and is held 96.6% by Mr. Feng. The principal business address of Brilliant One is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Fame Best is an investment holding vehicle and a company organized and existing under the BVI law, wholly owned by Mr. Feng. The principal business address of Fame Best is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Gain Success is an investment holding vehicle and a company organized and existing under the BVI law, wholly-owned by Candid Group Limited, a BVI company wholly owned by Candid Holdings Limited, a BVI company that is wholly owned by an irrevocable trust controlled by Mr. Feng, the settlor of the trust. The principal business address of Gain Success is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

All the remaining minority equity interests in such shareholding entities are held by Mr. Feng’s relatives and/or independent third parties. Mr. Feng is the sole director of each of the BVI companies and, as of the date hereof, none of the BVI companies have any executive officers.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person named on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to an agreement and plan of merger, dated as of May 7, 2022 (the “Merger Agreement”), among the Company, Hailiang Education International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and HE Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit C, and which is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that, at the price per ADS set forth in the Proposal (as described in Item 4 below), approximately US$47 million will be expended in acquiring the 52,450,256 Ordinary Shares not currently owned by the Reporting Persons as disclosed in the Form 20-F (the “Publicly Held Shares”).

Item 4. Purpose of Transaction.

Proposal

On December 23, 2021, the Company’s board of directors (the "Board") received a preliminary non-binding proposal letter (the "Proposal"), dated December 23, 2021, from Mr. Hailiang Feng, the founder of the Company, to acquire all of the outstanding ordinary shares (the "Shares") of the Company, including Shares represented by American depositary shares (the "ADSs," each ADS representing sixteen ordinary shares), that are not already owned by Mr. Feng and his affiliates (the "Buyer") for a purchase price of US$14.31 per ADS in cash (representing a premium of approximately 25% over the closing price of the Company's ADSs on December 22, 2021) (the "Proposed Transaction"). The Proposed Transaction, if completed, would result in the Company becoming a privately-held company owned by the Buyer. The Company's ADSs would be delisted from the NASDAQ Stock Market, and the Company’s obligation to file periodic reports under the Exchange Act will terminate.  In addition, the consummation of the Proposed Transaction could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving company in the merger), and a change in the Company’s memorandum and articles of association to reflect that the Company would become a privately held company.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit B, and incorporated herein by reference in its entirety.

Merger Agreement

On May 7, 2022, the Company entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merge with and into the Company, with the Company continuing as the Surviving Company and becoming a wholly-owned subsidiary of Parent. Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist, in exchange for the right to receive US$0.894375, and (b) each ADS issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$14.31, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Rollover Shares (as defined below), which will be contributed by the Rollover Securityholders (as defined below) to Merger Sub immediately prior to closing of the Merger (the “Closing”) in exchange for newly issued shares of Parent, (ii) Ordinary Shares (including Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their respective direct or indirect subsidiaries immediately prior to the Effective Time, which will be cancelled without payment of any consideration or distribution therefor and (iii) Shares that are held by a holder who has validly exercised and not withdrawn or lost its right to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and cease to exist and will entitle the former holder thereof to receive payment of the fair value of such dissenting shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The Merger is currently expected to close during the third quarter of 2022 and is subject to customary closing conditions, including the approval of the Merger Agreement by the affirmative vote of shareholders representing not less than two-thirds of the votes cast, present and voting in person or by proxy at a meeting of the Company's shareholders.

If the Merger is consummated, the ADSs would be delisted from the Nasdaq Global Market, and the Company will be privately held by the Parent.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Hailiang Group entered into an equity commitment letter (the “Equity Commitment Letter”) with Parent. Pursuant to the Equity Commitment Letter, Hailiang Group committed to contribute to Parent or any other person as directed by Parent cash in the amount of US$46,910,197.70 (subject to the adjustment pursuant to the Equity Commitment Letter), in connection with the Merger.

Support Agreement

Concurrently with the execution of the Merger Agreement, Jet Victory, Brilliant One, Fame Best and Gain Success (collectively, “Rollover Securityholders”) entered into a support agreement dated as of May 7, 2022 (the “Support Agreement”) with Parent, pursuant to which they have agreed with Parent, among other things, that they will vote the Rollover Shares in favor of the authorization and approval of the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement. In addition, each of Rollover Securityholders agreed that each Rollover Securityholder will contribute certain Ordinary Shares owned directly or indirectly by them (the “Rollover Shares”) to the Parent in exchange for newly issued equity securities of Parent, such that the Parent will hold 360,000,000 Ordinary Shares immediately prior to Closing, representing approximately 87.28% of the voting rights attached to the outstanding Ordinary Shares of the Company as of the date of the Merger Agreement.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Hailiang Group entered a limited guarantee (the “Limited Guarantee”) in favor of the Company whereby Hailiang Group agreed to irrevocably and unconditionally guarantee Parent’s obligation to pay the Company the Parent Termination Fee (as defined in the Merger Agreement) if and as required pursuant to the terms of the Merger Agreement, up to $3,000,000.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Equity Commitment Letter, the Support Agreement, and the Limited Guarantee (collectively, the “Merger Documents”), copies of which are filed as Exhibit C through Exhibit F, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages and the paragraphs 5 through 9 under Item 2 of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 412,450,256 Ordinary Shares outstanding as of November 5, 2021, as disclosed in the Form 20-F.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer.

The descriptions of the principal terms of the Proposal and the Merger Documents under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Materials to be Filed as Exhibits.

A	Joint Filing Agreement dated May 17, 2022 by and between the Reporting Persons.

B	Proposal Letter dated December 23, 2021 from Mr. Hailiang Feng to the board of directors of the Company.

C	Agreement and Plan of Merger, among Hailiang Education International Limited, HE Merger Sub Limited and the Company, dated as of May 7, 2022, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on May 9, 2022.

D	Equity Commitment Letter, dated as of May 7, 2022, between Hailiang Group Co., Ltd. and Hailiang Education International Limited.

E	Support Agreement, dated May 7, 2022, between Jet Victory, Brilliant One, Fame Best, Gain Success and Hailiang Education International Limited.

F	Limited Guarantee, dated as of May 7, 2022, between Hailiang Group Co., Ltd. and the Company.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2022

Hailiang Feng		/s/ Hailiang Feng

Jet Victory International Limited	By:	/s/ Hailiang Feng
		Name:	Hailiang Feng
		Title:	Authorized Signatory

Brilliant One Development Limited	By:	/s/ Hailiang Feng
		Name:	Hailiang Feng
		Title:	Authorized Signatory

Fame Best International Limited	By:	/s/ Hailiang Feng
		Name:	Hailiang Feng
		Title:	Authorized Signatory

Gain Success Group Limited	By:	/s/ Hailiang Feng
		Name:	Hailiang Feng
		Title:	Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Jet Victory International Limited

The names of the directors and the names and titles of the executive officers of Jet Victory International Limited and their principal occupations are set forth below. The business address of each of the following individuals is c/o 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang 310051, People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Hailiang Feng	Director	People’s Republic of China

Executive Officers:
N/A

Brilliant One Development Limited

The names of the directors and the names and titles of the executive officers of Brilliant One Development Limited and their principal occupations are set forth below. The business address of each of the following individuals is c/o 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang 310051, People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Hailiang Feng	Director	People’s Republic of China

Executive Officers:
N/A

Fame Best International Limited

The names of the directors and the names and titles of the executive officers of Fame Best International Limited and their principal occupations are set forth below. The business address of each of the following individuals is c/o 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang 310051, People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Hailiang Feng	Director	People’s Republic of China

Executive Officers:
N/A

Gain Success Group Limited

The names of the directors and the names and titles of the executive officers of Gain Success Group Limited and their principal occupations are set forth below. The business address of each of the following individuals is c/o 1508 Binsheng Road, Binjiang District, Hangzhou City, Zhejiang 310051, People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Hailiang Feng	Director	People’s Republic of China

Executive Officers:
N/A